TEVA LAUNCHES GENERIC AGGRENOX® CAPSULES
IN THE UNITED STATES

Jerusalem, July 1, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the launch of generic Aggrenox® (aspirin/extended-release dipyridamole) capsules in the United States. Aspirin and extended-release dipyridamole capsules are used to lower the risk of stroke in people who have had a mini-stroke (transient ischemic attack or TIA) or stroke due to a blood clot.

“The National Institutes of Health estimates 185,000 Americans are at risk of another stroke within 5 years of a previous stroke. Teva recognizes the devastating impact of a stroke and is pleased to launch generic aspirin and extended-release dipyridamole capsules as a treatment option for at-risk stroke patients,” said Brendan O’Grady, President and CEO, North America Generic Medicines for Teva. “Being able to make affordable, high-quality generic medicines available to millions of patients every day is our commitment at Teva”.

A stroke is caused when there is an interruption to the flow of oxygen rich blood to the brain. Without oxygen, brain cells can become damaged and die. Sudden bleeding in the brain can also cause a stroke if it damages brain cells. A stroke can result in brain damage, long-term disability, or even death.

On average, one American dies from stroke every four minutes. As the fifth leading cause of death in America, every year, more than 795,000 people have a stroke, and 25% have had a previous stroke. About 130,000 people will die as the result of a stroke each year.

Aggrenox® (aspirin/extended-release dipyridamole) capsules had annual sales of approximately $457 million in the United States, according to IMS data as of April 2015.

About Aspirin and Extended-release Dipyridamole Capsules
Aspirin and extended-release dipyridamole capsules are indicated to reduce the risk of stroke in patients who have had transient ischemia of the brain or completed ischemic stroke due to thrombosis.

Important Safety Information

Aspirin and extended-release dipyridamole capsules are contraindicated in patients with known hypersensitivity to any of the product components. Aspirin is contraindicated in patients with known allergy to nonsteroidal anti-inflammatory drug products and in patients with the syndrome of asthma, rhinitis, and nasal polyps. Aspirin may cause severe urticaria, angioedema or bronchospasm. Do not use aspirin in children or teenagers with viral infections because of the risk of Reye syndrome.

Aspirin and extended-release dipyridamole capsules increase the risk of bleeding. Avoid aspirin in patients with severe renal failure. Elevations of hepatic enzymes and hepatic failure have been reported in association with dipyridamole administration.

Because aspirin and extended-release dipyridamole capsules contain aspirin, aspirin and extended-release dipyridamole capsules can cause fetal harm when administered to a pregnant woman.

Dipyridamole has a vasodilatory effect. Chest pain may be precipitated or aggravated in patients with underlying coronary artery disease who are receiving dipyridamole. For stroke or TIA patients for whom aspirin is indicated to prevent recurrent myocardial infarction (MI) or angina pectoris, the aspirin in this product may not provide adequate treatment for the cardiac indications. Dipyridamole produces peripheral vasodilation, which can exacerbate pre-existing hypotension.

Aspirin and extended-release dipyridamole capsules are not interchangeable with the individual components of aspirin and dipyridamole tablets.

The most frequently reported adverse reactions (>10% and greater than placebo) in a controlled clinical study were headache, dyspepsia, abdominal pain, nausea, and diarrhea.

Please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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